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bhowell@sidley.com +1 214 981 3418	FOUNDED 1866

May 1, 2017

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Vistra Energy Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed April 5, 2017 File No. 333-215288

Dear Ms. Ransom:

This letter sets forth the responses of Vistra Energy Corp. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 27, 2017 (the “Comment Letter”) concerning Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-215288) (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 2”) via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below each such comment in the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Management

Committees of the Board of Directors

Audit Committee, page 114

1.	We note your disclosure that you will remove Jennifer Box from the Audit Committee and will appoint a second and third member, each of whom will meet the definition of “independent” under Commission and NYSE rules, “within the time periods required by the applicable rules and regulations.” Please disclose the time period for which you are permitted under Commission and NYSE rules to not have an audit committee consisting of three independent directors and whether you will elect to take advantage of such rules.

The Company has revised the disclosure on page 115 of the Registration Statement accordingly.

Executive Compensation

Compensation Philosophy

Annual Incentive Plan

Financial and Operational Performance Targets for 2016, page 123

2.	We note your response to comment 3 and reissue the comment in part. Please revise your disclosure to discuss how difficult it will be for named executive officers or how likely it will be for you to achieve the undisclosed target levels or other relevant factors. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.

The Company has revised the disclosure on page 124 of the Registration Statement accordingly.

Principal and Selling Stockholders, page 144

3.	Please revise the last line of your table to accurately reflect the number of shares of common stock beneficially owned by “all directors and current executive officers as a group,” the percentage of shares owned by them before any offering and if the maximum number of shares offered are sold.

The Company has revised the disclosure on page 144 of the Registration Statement accordingly.

Financial Statements

Notes to Consolidated Financial Statements

Equity, page F-58

4.	We note here and on page 155 that the Vistra Operations Credit Facilities restrict the ability of your restricted subsidiaries to pay dividends or make distributions or other restricted payments. Please tell us how you considered the disclosure requirements of Rule 4-08(e) and of the Schedule I requirements in Rule 5-04 of Regulation S-X.

The Company considered the disclosure requirements of Rule 4-08(e) and the Schedule I requirements in Rule 5-04 of Regulation S-X in conjunction with its subsidiaries’ ability to pay dividends or make distributions. The Vistra Operations Credit Facilities generally restrict the ability to pay dividends above certain calculated amounts, but permit dividends or distributions utilized for the existing obligations of Vistra Energy Corp. (such as payments for taxes, payments for general operating expenses of Vistra Energy Corp., and payments under the Tax Receivables Agreement) in amounts necessary to fully satisfy those obligations. In light of the complexity involved with determining what net assets of the consolidated subsidiaries are restricted given the ability to pay dividends or make distributions for certain activities noted above, and in response to your comment, the Company has amended the Registration Statement to include Schedule I beginning on page F-89 in order to provide additional disclosure. Note 2 of Schedule I addresses the disclosure requirements of Rule 4-08(e).

Should you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 981-3418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Curtis A. Morgan Vistra Energy Corp.

Stephanie Moore Vistra Energy Corp.

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